SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ROSEHILL RESOURCES INC.
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

49877M108
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 16 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49877M108	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,441,287 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,441,287 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,441,287 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
This amount includes 3,245,678 Shares (as defined herein) issuable upon exercise of Warrants (as defined herein) and 4,782,607 Shares issuable upon conversion of shares of Series A Preferred Stock (as defined herein).

(2)
Calculation is based upon 13,884,864 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 3,245,678 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 4,782,607 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,441,287 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,441,287 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,441,287 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 4,782,607 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
Calculation is based upon 13,884,864 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 3,245,678 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 4,782,607 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,441,287 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,441,287 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,441,287 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 4,782,607 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
Calculation is based upon 13,884,864 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 3,245,678 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 4,782,607 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,085,154 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,085,154 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,085,154 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,570,759 Shares issuable upon exercise of Warrants and 2,314,521 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
Calculation is based upon 9,741,859 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 1,570,759 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 2,314,521 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AIO V AIV 3 HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,356,133 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,356,133 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,356,133 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,674,919 Shares issuable upon exercise of Warrants and 2,468,086 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
Calculation is based upon 9,999,584 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 1,674,919 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 2,468,086 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 7 of 16 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, par value $0.0001 per share, (the “Shares”) of Rosehill Resources Inc. (the “Issuer”), whose principal executive offices are located at 16200 Park Row, Suite 300 Houston, Texas, 77084.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)	This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii.	Anchorage Advisors Management, L.L.C. (“Management”);
iii.	Kevin M. Ulrich (“Mr. Ulrich”);
iv.	Anchorage Illiquid Opportunities V, L.P. (“AIO V”); and
v.	AIO V AIV 3 Holdings, L.P. (“AIO V AIV 3”).

This Statement relates to Shares, including Shares which may be obtained upon exercise of Warrants, each entitling the holder to purchase one Share for $11.50, (“Warrants”) and upon conversion of shares of 8.0% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), held for the accounts of AIO V and AIO V AIV 3.  Each of AIO V and AIO VAIV is a Delaware limited partnership.  Capital Group, a Delaware limited liability company, is the investment manager to each of AIO V and AIO V AIV 3 and, in such capacity, exercises voting and investment power over the shares held for the accounts of AIO V and AIO V AIV 3.  Management, a Delaware limited liability company, is the sole managing member of Capital Group.  Mr. Ulrich, a citizen of Canada, is the Chief Executive Officer of Capital Group and the senior managing member of Management.

The address of the principal business office of each of the Reporting Persons is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Shares, Warrants, and Series A Preferred Stock reported herein came from the working capital of AIO V and AIO V AIV 3.

CUSIP No. 49877M108	SCHEDULE 13D	Page 8 of 16 Pages

The Reporting Persons acquired the Shares, Warrants and Series A Preferred Stock in connection with the Issuer’s Business Combination (as defined in the Issuer’s Form 8-K filed December 20, 2016).  Specifically, concurrently with the execution of the Business Combination Agreement dated as of December 20, 2016 (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed December 20, 2016), each of AIO V and AIO V AIV 3 entered into a Subscription Agreement (as defined and described further in Item 6 herein), dated December 20, 2016, with the Issuer and KLR Energy Sponsor, LLC (“KLR Sponsor”), pursuant to which the Issuer issued and sold in a private placement an aggregate of 55,000 shares of Series A Preferred Stock and 3,245,678 Warrants to the Reporting Persons in exchange for an aggregate purchase price of $55,000,000.  This includes (i) 26,617 shares of Series A Preferred Stock and 1,570,799 Warrants issued to AIO V for an aggregate purchase price of $26,617,000, and (ii) 28,383 shares of Series A Preferred Stock and 1,674,919 Warrants issued to AIO V AIV  for an aggregate purchase price of $28,383,000.  In addition, KLR Sponsor agreed to contribute an aggregate of 413,002 Shares to the Reporting Persons, for no additional consideration.  This includes (i) 199,874 Shares issued to AIO V, and (ii) 213,128 Shares issued to AIO V AIV 3.

Item 4.	PUROSE OF TRANSACTION

The response to Item 3 and Item 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired Shares, Warrants and Series A Preferred Stock in connection with the Issuer’s Business Combination because they believed the investment represented an attractive investment opportunity.

The Reporting Persons have engaged and may continue to engage in discussions with management, the Issuer's board of directors (the “Board”), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Issuer, including, without limitation, matters concerning the business, operations, governance, Board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Issuer.  Subject to the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, Board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may in the future take such actions with respect to their investment in the

CUSIP No. 49877M108	SCHEDULE 13D	Page 9 of 16 Pages

Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Board, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer, purchasing additional, or selling some or all of, their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a, b)	The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (8)
Capital Group	8,441,287 (2)	60.8% (5)
Management	8,441,287 (2)	60.8% (5)
Mr. Ulrich	8,441,287 (2)	60.8% (5)
AIO V	4,085,154 (3)	41.9% (6)
AIO V AIV 3	4,356,133 (4)	43.6% (7)

(1)
The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 4,782,607 Shares issuable upon conversion of shares of Series A Preferred Stock.

(3)	This amount includes 1,570,759 Shares issuable upon exercise of Warrants and 2,314,521 Shares issuable upon conversion of shares of Series A Preferred Stock.

(4)	This amount includes 1,674,919 Shares issuable upon exercise of Warrants and 2,468,086 Shares issuable upon conversion of shares of Series A Preferred Stock.

(5)
Calculation is based upon 13,884,864 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 3,245,678 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 4,782,607 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 10 of 16 Pages

(6)
Calculation is based upon 9,741,859 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 1,570,759 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 2,314,521 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

(7)
Calculation is based upon 9,999,584 Shares outstanding, which is the sum of: (i) 5,856,579 Shares outstanding as of April 28, 2017, as reported by the Issuer in a Form 8-K filed on May 3, 2017, (ii) 1,674,919 Shares that the Reporting Person can acquire upon exercise of Warrants, and (iii) 2,468,086 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

(8)
The Reporting Person’s beneficial ownership percentage reported herein does not account for the shares of Class B Common Stock, par value $0.0001 per share, which vote together as a single class with the Shares on all matter properly submitted to a vote of the stockholders.  As such, the Reporting Persons’ beneficial ownership percentage reported herein over-represents their total voting power with respect to the Issuer. As disclosed in the Issuer’s Form 8-K, filed on May 3, 2017, the Reporting Persons’ total percentage of voting power is approximately 19.1%.

(c)	Other than as set forth in this Schedule 13D, there were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d)	This Item 5(d) is not applicable.

(e)	This Item 5(e) is not applicable.

CUSIP No. 49877M108	SCHEDULE 13D	Page 11 of 16 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the knowledge of the Reporting Persons, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Shareholders’ and Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer entered into a Shareholders’ and Registration Rights Agreement (“SHRRA”) dated December 20, 2016, with each of KLR Sponsor, Tema Oil and Gas Company (together with KLR Sponsor, the “Sponsors”), AIO V and AIO V AIV 3 (AIO V and AIO V AIV 3, collectively, “Anchorage”).  Pursuant to the terms of the SHRRA, the Sponsors and Anchorage are entitled to certain registration rights, including the right to initiate two underwritten offerings in any twelve-month period and unlimited piggyback registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth in the SHRRA. Pursuant to the SHRRA, as promptly as practicable and in no event later than seven days following the completion of the Business Combination, the Issuer has agreed to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement relating to the offer and sale of the Registrable Securities (as defined in the SHRRA) owned by the Sponsors and Anchorage (and any permitted transferees) and to keep such shelf registration statement effective on a continuous basis until the date as of which all such Registrable Securities have been sold or another registration statement is filed under the Securities Act of 1933.

Pursuant to the SHRRA, subject to specified ownership thresholds, Anchorage is entitled to designate one director.  Anchorage is also entitled to appoint a representative or observer on each committee of the Board.  There will be an audit committee, a compensation committee, and a nominating and governance committee of the Board, and the Anchorage director will sit on all of the committees.

Anchorage has designated Harry Quarls (“Mr. Quarls”) to be a director on the Board. Mr. Quarls is not an employee or affiliate of any of the Reporting Persons.  In addition, the Board has determined that Mr. Quarls is independent within the meaning of NASDAQ Rule 5605(a)(2).

Also pursuant to the SHRRA, during the period beginning on the date of closing of the Business Combination and ending on the two year anniversary thereof, the Board may not approve, or cause Rosehill Operating Company, LLC to approve, certain Major Transactions (as defined in the SHRRA) without the affirmative vote of at least 70% of the directors then serving on the Board.

Anchorage will have preemptive rights under the SHRRA to participate in future equity issuances by the Issuer, subject to certain exceptions, so as to maintain its then-current percentage ownership of the Issuer’s capital stock.

Certain rights and obligations of Anchorage under the SHRRA will automatically cease if

CUSIP No. 49877M108	SCHEDULE 13D	Page 12 of 16 Pages

Anchorage (i) no longer holds any equity securities of the Issuer or (ii) no longer has the right to designate an individual for nomination to the Board.

The foregoing description of the SHRRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the SHRRA, a copy of which is filed hereto as Exhibit B and is incorporated herein by reference.

Subscription Agreements

In connection with its entry into the Business Combination Agreement, the Issuer entered into Subscription Agreements, each dated as of December 20, 2016, (each a “Subscription Agreement”) with KLR Sponsor and each of The K2 Principal Fund, L.P., AIO V, AIO V AIV 3, and Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd. (each, a “Purchaser”), pursuant to which, among other things, the Issuer agreed to issue and sell in a private placement an aggregate of 75,000 shares of Series A Preferred Stock, which are convertible into Shares at a conversion price of $11.50 per share (subject to certain adjustments) and (b) 5,000,000 Warrants for aggregate gross proceeds of $75 million.  Additionally, KLR Sponsor agreed to contribute an aggregate of up to 734,704 Shares to the Purchasers.  The private placement was conditioned upon, and closed concurrently with, the Business Combination.

Pursuant to the Subscription Agreements, Purchasers are entitled to certain registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth therein.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements entered into by each of AIO V and AIO V AIV 3, copies of which are filed hereto as Exhibits C and D, respectively, and are incorporated herein by reference.

8.0% Series A Cumulative Perpetual Preferred Stock

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board, cumulative dividends, payable in cash, Series A Preferred Stock, or a combination thereof, in each case, at the sole discretion of the Issuer, at an annual rate of 8% on the $1,000 liquidation preference per share of the Series A Preferred Stock, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2017.

Each share of Series A Preferred Stock has a liquidation preference of $1,000 per share and is convertible, at the holder’s option at any time, initially into 86.9565 Shares (which is equivalent to an initial conversion price of approximately $11.50 per Share), subject to specified adjustments and limitations as set forth in the Certificate of Designations of the Series A Preferred Stock (“Certificate of Designations”).  Under certain circumstances, the Issuer may increase the conversion rate upon a “fundamental change” as described in the Certificate of Designations.

At any time on or after April 27, 2019, the Issuer may, at its option, give notice of its election to cause all outstanding shares of Series A Preferred Stock to be automatically converted into

CUSIP No. 49877M108	SCHEDULE 13D	Page 13 of 16 Pages

Shares at the conversion rate, if the closing sale price of the Shares equals or exceeds 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days, as described in the Certificate of Designations. However, in any 30-day period, the Issuer may not convert a number of shares of Series A Preferred Stock in excess of the number of shares of Series A Preferred Stock which would convert into 15% of the number of Shares traded on NASDAQ in the preceding calendar month.

Except as required by law or the Issuer’s Charter, which includes the Certificate of Designations, the holders of Series A Preferred Stock have no voting rights (other than with respect to certain matters regarding the Series A Preferred Stock or when dividends payable on the Series A Preferred Stock have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, as provided in the Certificate of Designations).

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Series A Preferred Stock, as set forth in the Certificate of Designations, filed as Exhibit 3.2 to the Form 8-K filed by the Issuer on May 3, 2017.

Warrants

Each Warrant entitles the registered holder to purchase one Share at a price of $11.50 per share, subject to adjustment as discussed in the Warrant Agreement dated March 10, 2016.  The Warrants are exercisable at any time commencing 30 days after the completion of the Business Combination, which occurred on April 27, 2017. The Warrants expire five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

No warrant will be exercisable for cash or on a cashless basis.  Once the warrants become exercisable, the Company may call the warrants for redemption: (i)  in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and (iv) if, and only if, the reported last sale price of the Class A common stock equals or exceeds $21.00 per Share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Issuer sends the notice of redemption to the Warrant holders; provided there is an effective registration statement with respect to the Shares underlying such Warrants and a current prospectus relating to those Shares is available throughout the 30-day redemption period. If the Issuer calls the Warrants for redemption as described above, Issuer management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.”

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Warrants, as set forth in the Warrant Agreement, dated March 10, 2016, and filed as Exhibit 4.1 to the Form 8-K filed by the Issuer on March 16, 2016.

CUSIP No. 49877M108	SCHEDULE 13D	Page 14 of 16 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

Exhibit B:
Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among Tema Oil and Gas Company, KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp., AIO V, and AIO V AIV 3 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on December 20, 2016)

Exhibit C:
Subscription Agreement, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp. and AIO V (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on December 20, 2016)

Exhibit D:
Subscription Agreement, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp. and AIO V AIV 3 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 20, 2016)

CUSIP No. 49877M108	SCHEDULE 13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

AIO V AIV 3 HOLDINGS, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

CUSIP No. 49877M108	SCHEDULE 13D	Page 16 of 16 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 of Rosehill Resources Inc., dated as of May 8, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 8, 2017

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

AIO V AIV 3 HOLDINGS, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich